UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          Fog Cutter Capital Group Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                   971892104
       -------------------------------------------------------------------
                                 (CUSIP Number)

                               Clarence B. Coleman
                          2401 Merced Street, Suite 300
                              San Leandro, CA 94577
                                 (510) 614-5555
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 10, 2002
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1of 8 pages)


---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971892104           SCHEDULE 13D                     Page 2 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clarence B. Coleman
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_______________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        935,089

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            935,089


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     935,089

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 971892104           SCHEDULE 13D                     Page 3 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joan F. Coleman
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_______________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        935,089

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            935,089


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     935,089

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 971892104                                            Page 4 of 8 Pages



         Clarence B. Coleman and Joan F. Coleman (the "Reporting Persons") hereby file this Amendment No. 1 (the "Statement") to amend and supplement the statement on Schedule 13D originally filed on November 1, 1999.

ITEM 1. SECURITY AND ISSUER

Fog Cutter Capital Group Inc.
Common Stock ($.0001 Par Value)

Fog Cutter Capital Group Inc.
1410 SW Jefferson
Portland, OR 97201

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is being filed by the Reporting Persons, both citizens of the United States. The Reporting Persons are husband and wife. The Reporting Persons are sophisticated investors. Mr. Coleman has more than 50 years of investing experience. Mr. Coleman is a private investor and Mrs. Coleman is a housewife. The business and mailing address of each of the Reporting Persons is 2401 Merced Street, Suite 300, San Leandro, CA 94577.

         Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoinging future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and neither Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

CUSIP No. 971892104                                            Page 5 of 8 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the 200,000 shares of Common Stock reported in
Item 5 below was approximately $450,000. The Reporting Persons acquired the shares of Common Stock in consideration of the settlement of a dispute with a third party.

ITEM 4. PURPOSE THE TRANSACTION.

         The Reporting Persons acquired the 200,000 shares of the Common Stock in consideration of the settlement of a dispute with a third party. These shares are owned by the Reporting Persons as an investment in the Issuer and not with the present intention of acquiring control of the Company's business.

         Other than as described above, neither of the Reporting Persons has any present plans or proposals which would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4, but neither of the Reporting Persons have a present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Set forth below is certain formation concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days.

         Transaction Date     Number of Shares Purchased     Price Per Share
         ----------------     --------------------------     ---------------
         10/10/02                     200,000                    $2.25

         Transaction Date        Number of Shares Sold       Price Per Share
         ----------------        ---------------------       ---------------
         10/14/02                     100                        $3.10
         10/17/02                     1,000                      $3.10
         10/21/02                     1,000                      $3.10

         (a) As of the date of this filing, the Reporting Persons are the beneficial owners of an aggregate of 935,089 shares of Common Stock representing 9.5% of the total class outstanding.

         (b) The Reporting Persons share voting and dispositive power with respect to the 935,089 shares of the Common Stock owned by them.

CUSIP No. 971892104                                            Page 6 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Issuer,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guaranties or profits, (vii) division of profits or loss or
(viii) the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No. 1         Joint Filing Agreement

CUSIP No. 971892104                                            Page 7 of 8 Pages

                                Signature


         The Power of Attorney appointing Clarence B. Coleman as attorney-in-fact and agent of Joan F. Coleman is incorporated by reference from the Schedule 13D filed by Mr. and Mrs. Coleman on November 1, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  October 30, 2002
                  -------------------------------------
                  (Date)

                  /s/ Clarence B. Coleman
                  -------------------------------------
                  (Signature)


                  Clarence B. Coleman
                  -------------------------------------
                  (Name/Title)

                  October 30, 2002
                  -------------------------------------
                  (Date)

                  /s/ Clarence B. Coleman
                  -------------------------------------
                  (Signature)


                  Clarence B. Coleman, Attorney-in-Fact
                  And Agent of Joan F. Coleman
                  -------------------------------------
                  (Name/Title)

CUSIP No. 971892104                                            Page 8 of 8 Pages
                                  SCHEDULE 13D

                                  EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


         Each of the undersigned hereby agrees that the Schedule 13D/A, to which this Agreement is attached as Exhibit 1, and all amendments thereto may be filed on behalf of each such persons.


                                       /s/ Clarence B. Coleman
Dated: October 30, 2002                -----------------------------------------
                                       Clarence B. Coleman




                                       /s/ Clarence B. Coleman
Dated: October 30, 2002                -----------------------------------------
                                       Clarence B. Coleman, Attorney-in-Fact and
                                       Agent of Joan F. Coleman